August 24, 2012

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hospira, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2012
Form 8-K Dated August 1, 2012
File No. 001-31946

Dear Mr. Rosenberg:

We received the SEC’s comment letter on August 15, 2012.  Hospira respectfully requests an additional ten (10) business days to respond to these comments, and will respond on or before Thursday, September 13, 2012.  If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Deborah Koenen
Deborah Koenen

cc:	Christine Allen, Staff Accountant Mark Brunhofer, Senior Staff Accountant

Deborah K. Koenen

Legal Department

Senior Counsel Securities

Phone:           (224) 212-2199

Fax:                           (224) 212-2088

deborah.koenen@hospira.com